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                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                              (Amendment No ______)*

                              SUNSTAR HEALTHCARE, INC.
--------------------------------------------------------------------------------
                                 (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                  867939-10-0
           --------------------------------------------------------------
                                (CUSIP Number)

                       Randolph H. Fields, Esq.
                 Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A.
            111 North Orange Avenue, 20th Floor, Orlando, Florida 32801
                               (407) 420-1000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                   Communications)

                                  January 28, 1997
                     ----------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               PAGE 1 OF 4 PAGES

                                  SCHEDULE 13D

CUSIP NO. 867939-10-0                                      Page 2 of 4 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    WARREN D. STOWELL

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                            (A)
                                                                            (B)

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [_]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES

 NUMBER OF                  7  SOLE VOTING POWER
  SHARES
BENEFICIALLY                        255,000
 OWNED BY
  EACH
 REPORTING
   PERSON
    WITH

                            8  SHARED VOTING POWER

                                    0

                            9  SOLE DISPOSITIVE POWER

                                    255,000

                            10  SHARED DISPOSITIVE POWER


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    255,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.50%

14  TYPE OF REPORTING PERSON*

    IN.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 867939-10-0                                          Page 3 of 4 Pages

ITEM 1.   SECURITY AND ISSUER.

          The class of equity securities to which this statement relates consists of the common shares, par value $.001 per share (the "Common Shares"), of SunStar Healthcare, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 300 International Drive, Suite 230, Heathrow, Florida 32746.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a)  Warren D. Stowell

          (b) Warren D. Stowell's business address is 300 International Drive, Suite 230, Heathrow, Florida 32746.

          (c) Warren D. Stowell is the President, Chief Executive Officer and Chairman of the Board of the Company.

          (d) Warren D. Stowell has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Warren D. Stowell, has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Warren D. Stowell is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Of the 255,000 Common Shares reported, 250,000 shares are issuable upon exercise of an option granted on January 28, 1996 which vests in four equal annual installments, commencing January 28, 1996, subject to the reporting person's employment by the Company on each vesting date. Thus, on January 28, 1996, the option vested as to 62,500 shares of common stock. On January 28, 1997, the option vested as to an additional 62,500 shares and as a result of such vesting, Mr. Stowell beneficially owned 5.1% of the issued and outstanding common stock on such date. On January 28, 1998, the option vested as to an additional 62,500 shares, as a result of which Mr. Stowell's beneficial ownership percentage was 7.3%. Although the remaining 62,500 shares underlying the option have not yet vested, Mr. Stowell has included them in this report for convenience. The options are exercisable at $.25 per share until May 14, 2006. As of this date, no options have been exercised.

ITEM 4.   PURPOSE OF TRANSACTION.

          Warren D. Stowell's options to acquire Common Shares of the Company were acquired in connection with his employment by the Company and are being held as an investment. Mr. Stowell does not have any present plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change, in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) any change in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person, (h) a class of securities of the Company to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of those enumerated above.

                                 SCHEDULE 13D


CUSIP NO. 867939-10-0                                      Page 4 of 4 Pages


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.


          (a) The number of Common Shares beneficially owned by Warren D. Stowell is 255,000/1/, comprising approximately 9.5% of the outstanding Common Shares. 250,0000 of these shares are issuable upon exercise of an option.

          (b) Warren D. Stowell has sole voting and sole dispositive power with respect to the 255,000 shares, of which 250,000 shares are subject to an option.

          (c)  Not applicable.

          (d)  Not applicable.

          (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None.


                                   SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 13, 1998                              /s/ Warren D. Stowell
                                                --------------------------------
                                                Warren D. Stowell


ORLANDO/GORDONS/34948/qys01!.DOC/1/17/98


_________________________
/1/  NOTE:  See response to Item 3.  187,500 shares underlying the option were
     ----
vested as of January 28, 1998. The remaining 62,500 shares underlying the option will vest on January 28, 1999, subject to Mr. Stowell's employment by the Company on that date.